July 3, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jennifer Monick, Senior Staff Accountant

Re:	First Real Estate Investment Trust of New Jersey Form 10-K for the Fiscal Year Ended October 31, 2012 Filed January 14, 2013 File No. 000-25043

Dear Ms. Monick:

This letter sets forth the responses of First Real Estate Investment Trust of New Jersey (the “Trust”) to the additional comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s comment letter dated June 10, 2013, with respect to the Trust’s Form 10-K for the Fiscal Year Ended October 31, 2012 (the “Form 10-K”). Disclosures containing information similar to the information set forth in the sample disclosures presented below will be included in future filings by the Trust.

FORM 10-K FOR THE FISCAL YEAR ENDED OCTOBER 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Funds from Operations, page 35

1.      We note your response to prior comment two. It appears that your proposed disclosure does not include an adjustment for FFO from discontinued operations. Thus, it appears that FFO continues to differ from FFO as defined by NAREIT. Please revise your disclosure in future filings and provide us with an example of your proposed disclosure.

Response –After reviewing the NAREIT definition of FFO in greater detail, we realize that we should not have deducted the operating results of our discontinued operations from FFO. In addition, we realize that the FFO depreciation adjustment should have been grossed-up to include the depreciation of our discontinued operations. However, rather than including a new line item, FFO from Discontinued Operations, in our FFO calculation, management has decided to exclude the line item (operating results of) Discontinued Operations from our

FFO calculation, and instead to gross-up the depreciation adjustment to include the depreciation of our discontinued operations. (See attached example.) This alternate FFO presentation proposal has been reviewed and approved by the SEC staff in previous correspondence with the SEC. As such, we agree to revise future filings to present our FFO calculation in conformance to the NAREIT guidelines.

In connection with the responses provided above, the Trust acknowledges the following:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,

/s/ Donald W. Barney

Donald W. Barney
President, Treasurer and Chief Financial Officer

PROPOSED FFO & AFFO PRESENTATION

Funds From Operations ("FFO")

	Year Ended October 31,
	2012	2011	2010
	($ in thousands, except per share amounts)

Net income	$11,996	$6,713	$4,131
Depreciation of consolidated properties	6,186	6,070	5,996
Depreciation of discontinued operations	29	39	57
Amortization of deferred leasing costs	291	282	284
Gain on sale of discontinued operations	(7,528)	—	—
Project abandonment costs related to asset impairment	3,726	—	—
Distributions to minority interests	(834)	(1,267)	(1,022)
FFO	$13,866	$11,837	$9,446

Per Share - Basic	$2.00	$1.71	$1.36

Adjusted Funds From Operations ("AFFO")

FFO	13,866	11,837	9,446
Deferred rents (Straight lining)	(17)	(242)	(240)
Amortization of acquired leases	2	25	30
Under market lease amort re: Giant lease termination	(1,344)	—	—
Less: FFO from discontinued operations	(282)	(322)	(280)
Capital Improvements - Apartments	(723)	(433)	(334)
AFFO	11,502	10,865	8,622

Per Share - Basic	$1.66	$1.57	$1.24

Weighted Average Shares Outstanding:
Basic	6,942	6,942	6,942